Exhibit 99.1

INFORMATION REQUIRED BY PART III OF
FORM 10-K of Schawk, inc.
FOR THE YEAR ENDED
DECEMBER 31, 2008

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is a biographical statement for each of members of the Board of Directors of Schawk, Inc. (the “Company”)

Clarence W. Schawk has been Chairman of the Board of the Company since September 1992, when he was also appointed to the Executive Committee. He served as Chief Executive Officer of Filtertek Inc., the Company’s predecessor (“Filtertek”), from September 1992 until February 1993. Clarence W. Schawk also served as Chairman of the Board of the corporation previously known as Schawk, Inc. (“Old Schawk”) from 1953 until the merger (the “Merger”) of Old Schawk and affiliated companies into Filtertek in 1994 and served as Chief Executive Officer until June 1994. He is the father of David A. Schawk, President and Chief Executive Officer of the Company. Clarence W. Schawk previously served as President and a Director of the International Prepress Association. Mr. Schawk also served as a Director of Old Schawk until the Merger. Age: 83

David A. Schawk was appointed Chief Executive Officer and President in February 1993. He served as Chief Operating Officer of the Company from September 1992 through February 2004. He was appointed to the Board of Directors in September 1992 and currently serves on its Executive Committee. David A. Schawk served as the President of Old Schawk from 1987 until the Merger. David A. Schawk serves on the Company’s Executive Committee. David A. Schawk is the son of Clarence W. Schawk. David A. Schawk currently serves as a Director of the International Prepress Association. Mr. Schawk also served as a Director of Old Schawk until the Merger. Age: 53

A. Alex Sarkisian, Esq., was appointed Chief Operating Officer in March 2004 and was appointed Executive Vice President in 1994. Mr. Sarkisian has served on the Company’s Board of Directors and as Corporate Secretary since September 1992. Mr. Sarkisian was the Executive Vice President and Secretary of Old Schawk from 1988 and 1986, respectively, until the Merger. Mr. Sarkisian also served as a Director of Old Schawk until the Merger. He is a member of the Executive Committee. Age: 57

Judith W. McCue, Esq., has been a partner with McDermott Will & Emery LLP since 1995. Prior thereto, Ms. McCue was a partner with Keck, Mahin & Cate where she practiced from 1972 to 1995. Ms. McCue was appointed Director of the Company in September 1992 and is a member of the Audit and Option/Compensation Committees. Age: 61

John T. McEnroe, Esq., has been a shareholder with the law firm of Vedder Price P.C., counsel to the Company, since May 1992. Prior to this position, he was a partner with the law firm of Keck, Mahin & Cate where he practiced from 1976 to 1992. Mr. McEnroe was appointed a Director of the Company in September 1992 and is a member of the Executive and Option/Compensation Committees. Age: 57

Hollis W. Rademacher was appointed a Director of the Company in 1994 and is a member of the Executive and Option/Compensation Committees and serves as Chairman of the Audit Committee. He held various positions with Continental Bank, N.A., Chicago, Illinois, from 1957 to 1993 and was Chief Financial Officer of Continental Bank Corporation, Chicago, Illinois, from 1988 to 1993. Mr. Rademacher is currently self-employed in the fields of consulting and investments in Chicago, Illinois. Mr. Rademacher also serves as a director of Wintrust Financial Corporation (NasdaqGS: WTFC) and First Mercury Financial (NYSE: FMR), together with several other privately held companies. Age: 73

Leonard S. Caronia was appointed a Director of the Company in October 2000. Mr. Caronia currently serves as a Chairman of Fox-Pitt Kelton Cochran Caronia Waller, an investment banking firm, and was a co founder and Managing Director of Cochran Caronia Waller prior to its merger with Fox-Pitt, Kelton in September 2007. Prior to forming his company in 1997, Mr. Caronia served as Managing Director of Coopers & Lybrand Securities, LLC. Prior to that, Mr. Caronia was employed at First Chicago Corporation from 1980 until 1993 and was Corporate

Senior Vice President and Head of Investment Banking. He is also a member of the Option/Compensation Committee. Age: 57

Michael G. O’Rourke was appointed a Director on February 12, 2007 and is a member of the Audit Committee. Mr. O’Rourke currently serves as President and Chief Executive Officer of Signature Bank located in Chicago, Illinois. He previously served as Executive Vice President and Manager of Commercial Lending and Commercial Real Estate at Associated Bank Chicago from 2001 until 2005, when he left to organize Signature Bank. Age: 40

Stanley N. Logan was appointed a Director on November 6, 2007 and is a member of the Audit Committee. Mr. Logan currently serves as a vice president of Huron Consulting Group (NasdaqGS: HURON) and heads Huron’s Western Region and Japan. Prior to joining Huron, Mr. Logan was most recently managing partner of KPMG’s Chicago office. He also served as National Sector Leader for Consumer Products at KPMG. Before joining KPMG in 2002, Mr. Logan held a number of significant client and leadership roles at Arthur Andersen in Chicago. He has held audit and nonaudit lead partner roles with large corporations in the consumer, retail and industrial spaces throughout his career at both KPMG and Arthur Andersen. Age: 54

The size of the Company’s Board of Directors has been fixed at nine members in accordance with the Company’s By-laws.

The following is a brief biographical statement of Timothy J. Cunningham, the Chief Financial Officer of the Company:

Timothy J. Cunningham was appointed Executive Vice President and Chief Financial Officer of the Company in September 2008. Mr. Cunningham joined the Company in March as an advisor to the Chief Executive Officer, was appointed Vice President, Finance in April 2008, and served as the Company’s Interim Chief Financial Officer and Chief Accounting Officer from June 2008 until September 2008. He previously served as chief financial officer of Pregis Corporation, a packaging solutions company, from May 2006 until September 2007, and in a transitional role with Pregis until December 2007. Prior to joining Pregis, Mr. Cunningham served as the interim chief financial officer of a $1.4 billion division of a $12 billion food company from February 2005 to April 2006. From November 1999 though January 2005, he was with eLoyalty Corporation, an enterprise customer relationship management services and solutions company, serving most recently as vice president and chief financial officer. Mr. Cunningham formerly was a partner with Tatum LLC, a consulting and executive services firm, from February 2005 until April 2006 and from January 2008 until September 2008. He is a member of the American Institute of Certified Public Accountants and the Illinois CPA Society, and has a BBA in Accountancy from the University of Notre Dame and a Master of Business Management from Northwestern University, Kellogg Graduate School of Management. Age: 55

Officers are elected by the Board of Directors at the first meeting of the newly elected Board of Directors held after each Annual Meeting. Officers hold office for a term of one year and until a successor has been duly elected and qualified.

CORPORATE GOVERNANCE

Meetings of the Board of Directors

The Board of Directors is responsible for the overall affairs of the Company. The Board of Directors held six meetings in 2008. Each member of the Board of Directors attended at least 75% of the total number of meetings of the Board of Directors and of all committees of the Board of Directors on which such Director served, except Clarence Schawk. The Board of Directors has a policy requiring director attendance at the annual meeting of stockholders. All members of the Board of Directors attended the 2008 Annual Meeting.

Executive Sessions. Meetings of non-employee directors are held in which such directors meet without management participation. Non-employee directors include all independent directors as well as any other directors who are not officers of the Company, whether or not “independent” by virtue of a material relationship with the Company or otherwise. John T. McEnroe presides over any meetings of non-employee directors. Interested parties may communicate directly with Mr. McEnroe, or with the non-employee directors as a group, by writing to them c/o Schawk, Inc., 1695 South River Road, Des Plaines, Illinois 60018.

Director Independence

The Board of Directors of the Company has determined that Judith W. McCue, Hollis W. Rademacher, Michael G. O’Rourke and Stanley N. Logan are “independent directors”. The Board of Directors has affirmatively determined that none of the current independent directors has a material relationship with the Company (either directly as a partner, stockholder or officer of an organization that has a relationship with the Company). In making such a determination the Board of Directors applied the standards set forth in Rule 303A.02(b) of the New York Stock Exchange Listed Company Manual and those set forth in the Company’s Corporate Governance Guidelines, a copy of which is available on the Company’s website at www.schawk.com. The remaining members of the Board of Directors are not considered independent.

In reaching the Board’s independence determinations, each director’s background is reviewed for any possible material affiliations with, or any compensation received (other than compensation for service on the Company’s Board of Directors or committees thereof) from, the Company, including those affiliations described under “Transactions with Related Persons” in this document. In addition, in assessing the independence of Mr. O’Rourke, the Board considered the equity investments made by certain members of the Company’s executive management in Signature Bank, for which Mr. O’Rourke serves as chief executive officer. The Board of Directors determined that all of the independent directors were “independent” for purposes of the New York Stock Exchange listing standards and the Company’s Corporate Governance Guidelines because, during the past three years, no independent director (or any member of an independent director’s immediate family) has:

•	been employed by the Company or any subsidiary;

•	accepted direct compensation from the Company or any subsidiary in excess of $120,000 during any of the last three fiscal years, or plans to accept such payments in the current fiscal year (other than compensation for board or committee service and pension or other forms of deferred compensation for prior service);

•	been affiliated with or employed by an auditor (present or former) of the Company or an affiliate of the Company;

•	been employed as an executive officer of another entity where at any time during the past three years any of the Company’s executive officers served on that entity’s compensation committee; or

•	been employed as an executive officer of an entity (including charitable organizations) that made payments to, or received payments from, the Company for property or services in the current or any of the past three fiscal years that exceed the greater of $1 million or 2% of such other entity’s consolidated gross revenues for that year.

The Board of Directors has determined that the Company is a “controlled company,” as defined by the NYSE listing standards, as more than 50% of the voting power of the Company’s Class A Common Stock is held by members of the Schawk family and in trusts for the benefit of Schawk family members. As a result, the Company is exempt from certain requirements of the listing standards, including the requirement to maintain a majority of independent directors on the Company’s Board of Directors and the requirements regarding the determination of compensation of executive officers and the nomination of directors by independent directors.

Committees

The Board of Directors currently has an Executive Committee, an Audit Committee, and an Option/Compensation Committee, whose members are directors appointed by the Board of Directors. The Board of Directors has determined that because it is a controlled company, it is not necessary to have a standing Nominating Committee and the entire Board of Directors acts in this capacity.

Executive Committee.  The present members of the Executive Committee are: Clarence W. Schawk, David A. Schawk, A. Alex Sarkisian, John T. McEnroe and Hollis W. Rademacher. The Executive Committee is authorized to act on behalf of the Board of Directors in the management of the business and the affairs of the Company.

Audit Committee.  Hollis W. Rademacher, Stanley N. Logan, Judith W. McCue and Michael G. O’Rourke currently serve as members of the Audit Committee. The Audit Committee, which operates under a written charter, recommends the selection of the Company’s independent public accountants, reviews and approves their fee arrangements, examines their detailed findings and reviews areas of possible conflicts of interest and sensitive payments. The

Board of Directors has adopted a written charter for the Audit Committee that outlines the responsibilities and processes of the Audit Committee, a copy of which is available on the Company’s website. The Board of Directors has determined that the members of the Audit Committee are “independent” directors as such term is defined in the NYSE’s listing standards, as currently in effect, and each member meets the SEC’s heightened independence requirements for audit committee members. The Board of Directors has determined that Mr. Rademacher and Mr. Logan each is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K under the Securities Act. The designation of an “audit committee financial expert” does not impose on Mr. Rademacher or Mr. Logan any duties, obligations or liability greater than those that are generally imposed on them as members of the Audit Committee and of the Board of Directors. The Audit Committee met in person or telephonically 14 times in 2008.

Option/Compensation Committee.  The Option/Compensation Committee members are Judith W. McCue, Hollis W. Rademacher, John T. McEnroe and Leonard S. Caronia. The Compensation Committee is responsible for reviewing and recommending the compensation of the Company’s officers, including the Chief Executive Officer, and reviewing and recommending director compensation. The Option/Compensation Committee evaluates the performance of key personnel and makes incentive awards in the form of stock options and other equity and cash-based long-term incentive awards under the Company’s incentive plan. The Compensation Committee also advises and assists management in formulating policies regarding compensation and submits its Compensation Discussion and Analysis included elsewhere in this document and in the Company’s proxy statement for its annual meeting of stockholders. The Compensation Committee currently does not operate under a written charter. The Option/Compensation Committee met twice in 2008.

Director Compensation

Each non-executive member of the Board (except for Mr. McEnroe) is entitled to receive an annual retainer of $20,000, a fee of $1,150 for attendance at each board meeting and a fee of $600 for attendance at each meeting of a committee of the Board on which such director serves. All directors are also reimbursed for ordinary and necessary expenses incurred in attending Board or committee meetings.

The Company’s Outside Directors’ Plan, as amended, provides that each “outside director” (defined in the Outside Directors’ Plan as any director who is not a compensated employee of the Company) receive a nonqualified stock option to purchase shares of Company common stock upon his or her election, and any subsequent reelection, to the Board of Directors at an exercise price equal to the fair value of such shares on the date of election or reelection as a director. Beginning with the annual grant for 2008, the number of shares subject to options granted to each director upon reelection (or to any non-director nominee upon election) was reduced from 5,000 shares to 2,500 shares. Only the number of shares specified by the formula under the Outside Directors’ Plan is eligible for grant under the Outside Directors’ Plan. The options granted to the outside directors are exercisable for a term of 10 years from the date of grant and vest in one-third increments on the date of grant and on the first and second anniversaries of the date of grant.

The following table sets forth information regarding the fees paid to the Company’s directors in 2008 (other than directors who are also named executive officers) and option expense incurred by the Company in connection with their service as directors during 2008.

	Fees Earned or Paid	Option
	in Cash	Awards(1)	Total
Name	($)	($)	($)

Clarence W. Schawk	—	—	—
Judith W. McCue	27,000	23,034	50,034
John T. McEnroe	—	23,034	23,034
Hollis W. Rademacher	27,000	23,034	50,034
Leonard S. Caronia	24,600	23,034	47,634
Michael G. O’Rourke	27,000	29,635	56,635
Stanley N. Logan	27,000	19,578	46,578

(1)	Represents the dollar amount of expense recognized for financial statement reporting purposes with respect to 2008 attributable to stock options in accordance with SFAS 123R but with no discount for estimated forfeitures.

The grant date fair value of option awards granted in 2008 was $89,892. The following table shows the aggregate number of option awards outstanding to the directors shown above as of December 31, 2008:

Name	Outstanding Option Awards

Clarence W. Schawk	100,000
Judith W. McCue	47,500
John T. McEnroe	42,500
Hollis W. Rademacher	47,500
Leonard S. Caronia	42,500
Michael G. O’Rourke	12,500
Stanley N. Logan	7,500

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Schawk’s Compensation Program

Schawk’s compensation program seeks to enhance the profitability of the Company, and thus stockholder value, by aligning the financial interests of the Company’s senior executive officers with those of its stockholders. It is designed to reward superior performance by linking a significant portion of each senior executive officer’s compensation to the achievement of the Company’s financial and performance goals. In addition to these goals, the Company’s compensation program seeks to attract and retain highly qualified senior officers and other key employees.

Overview of the Compensation Program

The Option/Compensation Committee (referred to in this discussion as the “Committee”) of the Board of Directors of the Company has the responsibility for establishing and monitoring the compensation and benefit programs of the Company and ensuring adherence with the Company’s compensation objectives. The Committee has the authority to review, determine and, at its discretion, adjust the annual compensation, including base salary and bonuses, for the senior executive officers of the Company, including the named executive officers for 2008: David A. Schawk, President and Chief Executive Officer; A. Alex Sarkisian, Executive Vice President and Chief Operating Officer; Timothy J. Cunningham, who commenced service with the Company as its Executive Vice President and Chief Financial Officer in September 18, 2008; and James J. Patterson, the Company’s former Senior Vice President and Chief Financial Officer who resigned from this position as of May 31, 2008. The Committee also has the authority to make grants of long-term incentive awards to senior executive officers under the Company’s incentive plan. In performing its duties and determining compensation for the senior officers, including the named executive officers, the Committee considers the recommendations and input of the Company’s Chief Executive Officer, Chief Operating Officer, and Vice President, Global Human Resources, with respect to the Company’s executive compensation program and arrangements.

As part of a three-year plan that began in 2005 to bring the total compensation of its senior executives to more market-competitive levels, the Committee has sought to establish compensation levels of its senior officers, in the aggregate and for each principal component of compensation, at or slightly below the median compensation of senior executives of comparable companies comprising a peer group. The Committee believes that these target levels allow the Company to remain competitive in recruiting and retaining talent while still providing an effective link between compensation and achievement of the Company’s financial and performance goals.

In 2008, to update its comparable executive compensation data and information, the Company retained Towers Perrin, a third-party compensation consultant, to provide an update on the analysis of the competitiveness of the Company’s compensation arrangements. In preparing its analysis, Towers Perrin compared the principal components of compensation of each of the Company’s named executive officers — base salary, target bonus, target total cash compensation (base salary plus target annual incentives), long-term incentives, and total compensation — against these elements of compensation paid to similarly positioned officers of companies of a general industry reference group. This reference group is comprised of approximately 200 private and public companies among various industries with 2007 revenues under $1 billion (the “Reference Group”). Companies classified as media, information or entertainment companies comprised the largest industry component at 40% of the Reference Group.

Companies classified as financial services and banking firms comprised the second largest industry component at 11.5% of the Reference Group, and companies classified as energy and energy services firms comprised the third largest industry component at 11% of the Reference Group. In evaluating compensation levels for the named executive officers, Towers Perrin also provided the Committee with summarized compensation data from a general professional services/advertising industry reference group comprised of the approximately 270 companies and divisions of the Watson Wyatt Services Companies survey and approximately 150 companies and firms (and in some cases multiple divisions of the same company or firm) of the William M. Mercer Professional Services Companies survey. In performing its analysis, Towers Perrin used compensation data from its own proprietary databases and surveys as well as published compensation surveys prepared by other firms.

For 2008, consistent with prior years’ practice of targeting total compensation and each material element of compensation near the median compensation of the Reference Group, the base salary, target annual cash bonus and long-term incentive compensation (“LTI”) for each of the named executive officers (other than Mr. Cunningham) placed them at or slightly below the median of the base salary, target cash bonus and LTI, respectively, paid by the Reference Group companies. Mr. Cunningham’s annualized 2008 compensation placed him slightly above the median for each principal component of compensation of the Reference Group, other than for target annual cash bonus. In determining compensation, the Committee also takes into account other factors, such as individual performance, the weighting of each component of compensation and the compensation history of the individual and the Company, as well as management’s recommendations and internal data, when setting compensation levels. Accordingly, the Committee may deviate from its general practice of seeking to target compensation at or near the median compensation of the Reference Group in light of other factors; however, for 2008, no such adjustments were made except with respect to Mr. Cunningham as described more fully in this discussion.

In determining 2009 compensation, no adjustments were made to the companies that make up the Reference Group. The Committee in prior years has factored in an approximately 3% upwards adjustment per year from the date of the peer or reference group data to account for annual increases in compensation expected to occur among the companies comprising Reference Group. In setting 2009 compensation, however, in light of the probable effects of the deterioration in economic and business conditions that have occurred across a number of industries in which the Reference Group companies operate, no upward adjustments were made.

Overview of the Principal Elements of the Company’s Senior Executive Compensation

To meet its objectives, Schawk has designed a total compensation package for senior executive officers that includes:

•	base salary

•	annual cash bonus

•	long-term incentives, comprised of three components:

stock options

restricted stock

performance awards

The Committee also considers income deferral, life insurance, and retirement and post-employment benefits as important facets of its compensation package.

The Committee believes that each of these principal elements of total compensation contributes to one or more of the goals the Committee seeks to achieve through its compensation program:

•	Base salaries. The Company provides the opportunity for the senior executive officers to earn a market competitive annual base salary in order to attract and retain highly qualified individuals and to provide a base wage that is not subject to Company-performance risk.

•	Annual and long-term incentive awards. The Company relies to a large degree on an annual bonus, if any, and long-term equity and cash incentives to attract and retain its senior executive officers and key employees. The Committee also uses these awards to motivate its senior officers, on an individual basis and collectively as a team, to achieve annual financial goals and longer term Company performance goals.

Both annual and long-term incentive compensation is closely tied to the performance of the Company and the individual in a manner that the Committee believes encourages a sharp and continuing focus on building profitability and improving the opportunities for greater stockholder value.

•	Other benefits. Providing retirement benefits, income deferral and other benefits is consistent with Schawk’s desire and ability to attract and retain skilled executives and recognizes that similar benefits are commonly provided at other companies that it competes with for talent.

Principal Elements of Compensation

Base Salary

In setting annual base salaries and in determining the basis for any base salary increases, the Committee reviews benchmark data and considers individual and Company performance and the recommendations submitted by the Chief Executive Officer and other members of management. For the named executive officers, base salaries reflect the Committee’s desire to establish salaries at or near the median of the base salary range for the Reference Group companies.

The table below reflects base salaries and percentage increases in base salary for the Company’s named executive officers in 2008.

	Base Salary
Name	2007	2008	Percentage Increase

David A. Schawk	$575,000	$595,000	3.5%
A. Alex Sarkisian	415,000	440,000	6.0
James J. Patterson	295,000	295,000	0.0
Timothy J. Cunningham	—	375,000	N/A

The 2008 base salaries were at or slightly below the median base salaries of similar executives in the comparable companies comprising the Reference Group with the exception of Mr. Cunningham, who was appointed Executive Vice President and Chief Financial Officer in September 2008. In determining Mr. Cunningham’s base salary, the Committee took into consideration his experience with public companies and accounting background, his several months of prior service with the Company as interim Chief Financial Officer, the need to quickly retain a permanent chief financial officer in light of Mr. Patterson’s resignation as well as the special circumstances under which he would be serving as chief financial officer. In particular, the Company’s then-recent financial restatements and ongoing remediation of internal control material weaknesses would require Mr. Cunningham to devote additional efforts and time to his duties as Chief Financial Officer. In light of these factors, Mr. Cunningham’s 2008 salary on an annualized basis was set slightly above the median base salary of similarly situated executives at companies comprising the Reference Group.

Effective February 4, 2009, new base salaries were approved for Messrs. Schawk, Sarkisian and Cunningham of $535,500 and $418,000, and $356,250 respectively. The 2009 base salaries represent a 10% decrease for Mr. Schawk and a 5% decrease each for Messrs. Sarkisian and Cunningham, from each officer’s 2008 base salary on an annualized basis. The Committee made these reductions as part of the Company’s overall commitment to reduce costs in light of the current and foreseeable adverse economic conditions affecting the Company.

Annual Bonus

As part each named executive officer’s compensation package, the Company provides them with an incentive to maintain high performance and to achieve certain Company financial goals through opportunities to earn annual cash bonuses. For the 2008 annual award opportunities, the committee chose achievement of targeted levels of consolidated operating income (“COI”) as the performance measure by which awards may be earned. The Committee determined that COI is a good indicator of enhanced shareholder value. Each named executive officer’s bonus opportunity amount is based on a percentage of his annual base salary (other than, with respect to 2008, Mr. Cunningham, who was not eligible to participate in the 2008 annual bonus opportunity as described below). Depending on the level of achievement of the established COI target, each named executive officer is eligible to earn a threshold, target or maximum level of bonus award. Upon achievement of a threshold level of COI of approximately $51.0 million, Mr. Schawk was eligible to receive a payout equal to 45% of his base salary, and upon achievement of the target or maximum level of COI of approximately $53.8 million and $76.6 million, respectively, Mr. Schawk was eligible to receive 75% and 100%, respectively, of his base salary. For Messrs. Sarkisian and Patterson, the amount payable upon achieving the threshold, target or maximum COI level was 40%, 60% and 90%, respectively, of base salary. The higher level of bonus opportunity as a percentage of base salary for Mr. Schawk in comparison to Messrs. Sarkisian and Patterson reflects consistency with the allocations among the Reference Group companies and the Committee’s determination that a higher percentage of performance-based compensation relative to base salary should be attributed to Mr. Schawk.

The committee has the discretion to adjust annual incentive amounts and targets though no such adjustments were made with respect to 2008 bonus opportunity. In 2008, because the Company did not achieve the threshold COI, no annual bonuses were earned or paid to the named executive officers in 2008.

Because Mr. Cunningham joined the Company as chief financial officer in September 2008, he was not eligible to participate in the 2008 annual award opportunity. However, pursuant to the terms of his employment agreement, he was eligible to receive a cash bonus of $125,000 for 2008 performance based on the achievement of certain performance goals and objectives mutually agreed to by Mr. Cunningham and Mr. Schawk. As established, these goals and objectives related to Mr. Cunningham achieving progress toward restructuring and strengthening the Company’s internal audit function, facilitating the Company’s response to SEC inquiries concerning prior restatements, and remediating weaknesses in the Company’s internal controls, all of which the Committee believes are critical to the success of the Company. In January 2009, Mr. Cunningham received 100% of his bonus upon a determination that the established goals and objectives had been achieved.

For 2009, the Committee approved the annual performance targets to be used for the 2009 annual bonus opportunity. As in 2008, the key performance measurement will be COI. The percentage of base salary of comprising the threshold, target and maximum award levels remained the same as for 2008.

Long-Term Incentives

The following discussion contains statements regarding future individual and Company performance targets and goals. These targets and goals are disclosed in the limited context of the Company’s compensation programs and should not be viewed as statements of management’s expectations concerning the Company’s future results, or as earnings or other financial guidance. We specifically caution investors not to apply these statements to other contexts.

General.  Each fiscal year, the committee considers the desirability of granting senior executive officers and other key employees of the Company equity-based and other long-term awards. The Committee considers the overall performance of the Company and individual performance in determining the amounts to be granted. In addition, the Committee typically receives and considers compensation recommendations from the Chief Executive Officer, who evaluates market data and reviews performance for all senior executive officers. The Committee believes its pattern of awards focuses the Company’s senior executive officers and other key employees on building profitability and stockholder value. The purpose of these awards is to reward such officers for their performance toward meeting the Company’s financial and business goals, to give officers a stake in the Company’s future, which is directly aligned with the creation of stockholder value, and to provide incentives for continued service with the Company.

The Company’s long-term compensation goals for each named executive officer are fulfilled through awards, under the Company’s incentive plan, of stock options and restricted stock as well as cash-based performance awards that represent opportunities to earn cash payments. These components of the long-term incentive awards were selected as the most appropriate incentive mix to link compensation to increased profitability and increased stockholder value. The mix of these components can vary for each executive based on factors such as alignment with stockholders’ interests, retention objectives, internal performance measures and tax, accounting and dilution considerations. The mix of 2008 long-term incentives for Messrs. Schawk, Sarkisian, and Cunningham, based on the economic value of each component, were as set forth below. For 2008, Mr. Patterson did not receive a grant of long-term incentive awards

Name	Award Type	2008 Proportion

David A. Schawk	Cash Performance Awards	50.0%
	Stock Options	12.5
	Restricted Stock	37.5
A. Alex Sarkisian	Cash Performance Awards	25.0
	Stock Options	50.0
	Restricted Stock	25.0
Timothy J. Cunningham	Cash Performance Awards	0.0
	Stock Options	50.0
	Restricted Stock	50.0

Beginning with LTI awards made in 2008, in an effort to improve the competitiveness of the Company’s executive compensation, the Committee determined to adjust upwards the aggregate value of the LTI awards as the Committee believed that the LTI component of senior officers’ compensation was below market, particularly when viewed against the LTI median value of the Reference Group. For Mr. Schawk, in light of his significant equity ownership in the Company, the allocation of long-term incentives was more heavily weighted towards cash-based performance awards than the other named executive officers. Mr. Sarkisian’s long-term mix was weighted more toward equity to encourage company ownership and retention objectives. Mr. Cunningham’s 2008 LTI award mix is comprised entirely of equity in an effort to rapidly promote company ownership and retention objectives given his recent hiring. He did not receive any cash performance awards, on a pro rata basis or otherwise, in 2008. For 2009, these allocations were adjusted as more fully described below.

For 2009, the Compensation Committee determined to decrease the aggregate target value of the LTI awards for each officer by 15%, from approximately $800,000 to $680,000 for Mr. Schawk, and from approximately $350,000 to $297,500 for Mr Sarkisian and Mr. Cunningham, which placed the LTI component of each named executive officer below the LTI median of the Reference Group. The Committee believed that the target goals for the performance award component provided more opportunity for achievement than the goals previously established for the performance cycles that were then in-process. That consideration, in addition to the Committee’s belief that the market value of the Company’s stock reflected a depressed value, drove the decision to reduce the aggregate value of the LTI component. In addition, the Committee changed the LTI allocation among stock options, restricted stock and performance awards. For Messrs. Sarkisian and Cunningham, the allocation was modified to reduce the value of the stock option component from 50% of the total award to 30% of the total award, which increased each of the restricted stock and performance award components to 35% of the total award. For Mr. Schawk the allocation did not change since his allocation is already more heavily weighted towards cash-based performance awards. The Committee made this change to limit possible excess benefits in the future that could be derived considering, in the Committee’s view, the Company’s low stock price prior to and at the time of the awards, which the Committee believed did not reflect the true value and prospects of the Company.

Stock Options.  Awards of stock options, when granted, will generally vest in three equal annual installments beginning on the first anniversary of the grant date. The exercise price for each stock option grant is determined by the committee in its sole discretion and is specified in the applicable award agreement; provided, however, the exercise price on the date of grant shall be at least equal to 100% of the fair market value of the shares on the date of grant, which in past practice has been the closing price of the Company’s common stock on the date of grant as reported by the New York Stock Exchange.

Detail concerning awards granted in 2008 can be found under “Executive Compensation — Plan-Based Award Grants in Last Fiscal Year.” In connection with Mr. Cunningham’s hiring, he received options to purchase 12,500 shares of common stock at an exercise price of $16.14 per share. The higher number of options in comparison to Mr. Sarkisian’s 2008 grant reflects the greater weighting of options in the case of Mr. Cunningham, coupled with increased value attributable to the option award component due to the Committee’s desire to enhance retention and stock ownership goals for Mr. Cunningham.

For 2009 Mr. Schawk received options to purchase 28,220 shares of common stock at an exercise price of $6.94 per share. Messrs. Sarkisian and Cunningham received options to purchase 29,631 and 29,630 shares of common stock, respectively, at an exercise price of $6.94 per share. The value of these awards on the grant date reflects the change in LTI mix described above and the overall reduction in the aggregate value of LTI awards.

Restricted Stock.  Restricted stock that may be awarded generally will cliff vest on the third anniversary of the grant date. Each award represents a grant of a fixed number of shares of common stock of the Company that are subject to forfeiture (i.e., vesting) restrictions. Upon vesting, the shares become unrestricted and nonforfeitable.

Detail concerning awards of restricted stock granted in 2008 can be found under “Executive Compensation — Plan-Based Award Grants in Last Fiscal Year.” In connection with Mr. Cunningham’s hiring, he received an award of 31,250 shares of restricted stock. The greater number of shares of restricted stock granted to Mr. Cunningham in comparison to Mr. Sarkisian’s 2008 grant reflects the greater weighting of restricted stock in the case of Mr. Cunningham, coupled with increased value attributable to the restricted award component due to the Committee’s desire to enhance retention and stock ownership goals for Mr. Cunningham.

For 2009, Mr. Schawk received an award of 42,477 shares of restricted stock and Mr. Sarkisian and Mr. Cunningham received an award of 17,345 and 17,344 shares of restricted stock, respectively. The grant date value of these awards reflect the change in LTI mix as described above and the overall reduction in the aggregate value of LTI awards.

Performance Awards.  The long-term cash performance awards granted to senior executives represent an opportunity to receive cash at the end of a specified performance period that is contingent on the achievement of specified performance or other objectives during the performance period. Currently under the Company’s incentive plan, four performance periods, or cycles, are active or were completed in 2008: fiscal years 2006-2008, 2007-2009, 2008-2010 and 2009-2011. The value of the performance awards for all cycles are measured by the Company’s cumulative earnings per share (“EPS”) and consolidated operating income (“COI”). Goals based on the Company’s EPS and COI were chosen as the best indicators of long-term performance that effectively enhance shareholder value. These award parameters were set as part of a 2005 compensation study performed by the Company’s prior compensation consultant and, for more recent awards, using the updated executive compensation data from the Towers Perrin. For each cycle, other than 2009-2011, the value of the awards was set as part of the Committee’s overall desire to target the median compensation of the Reference Group. A discussion of the currently ongoing performance periods and performance periods with respect to which action was taken in 2008 and 2009 follows below.

For the 2006 to 2008 performance period, which began January 1, 2006 and ended December 31, 2008, Mr. Schawk received an award that provided him with an opportunity to receive $625,000 at target level of achievement, and Messrs. Sarkisian and Patterson received an award providing an opportunity to receive $86,800 at target level of achievement. Because the Company’s actual performance was less than the threshold level to be attained for COI (70% of the target cumulative COI of $246.6 million over the performance period) and for cumulative EPS (70% of the target cumulative EPS of $5.19 per share over the performance period), no awards were earned by the named executive officers at the end of the performance period.

In March 2007, the Committee approved the 2007 to 2009 three-year performance period, which began on January 1, 2007 and ends December 31, 2009. In order to receive 100% of the payout opportunity under the award, the Company must meet previously approved target levels for cumulative EPS of $4.48 per share and COI of approximately $221.69 million over the three-year performance period. Under this performance period, Mr. Schawk is entitled to receive $625,000 if the target level of performance is achieved. Mr. Sarkisian is entitled to receive $86,800 if the target level of performance is achieved.

In March 2008, the Committee approved a new three-year performance period, which will run from January 1, 2008 through December 31, 2010. In order to receive 100% of the payout opportunity under the award, the Company must meet target levels for cumulative EPS over the three-year period of $4.17 per share and COI over the three-year period of approximately $211 million. Mr. Schawk is entitled to receive $588,000 if the target level of performance is achieved. Mr. Sarkisian is entitled to receive $128,000 if the target level of performance is achieved.

In March 2009, the Committee approved a new three-year performance period, which will run from January 1, 2009 through December 31, 2011. In order to receive 100% of the payout opportunity under the award, the Company must meet target levels for cumulative EPS over the three-year period of $2.17 per share and COI over the three-year period of approximately $115 million. Mr. Schawk is entitled to receive $496,000 if the target level of performance is achieved. Messrs. Sarkisian and Cunningham are entitled to receive $152,000 if the target level of performance is achieved. The reduction of target levels for cumulative EPS and COI for the performance period ending in 2011 as compared to prior periods reflect the Committee’s consideration of the effect of recent economic market conditions on the ability to meet the historically higher-targeted EPS and COI. The increase in the amount of the target payouts for Mr. Sarkisian and Mr. Cunningham in comparison to the target payout for the prior year’s cycle for their positions reflect the adjustment of the LTI mix to increase the performance award component weighting, partially offset by the overall reduction in value of the LTI component.

Other Compensation and Benefit Arrangements

Retirement Plans

The Company offers a tax qualified 401(k) retirement savings plan to which all U.S. based employees are eligible to participate, including senior executive officers, but excluding members of a collective bargaining unit. Employees may contribute up to 100% of annual salary subject to the limits prescribed by the Internal Revenue Service (IRS). The Company match for 2008 was 100% of the first 5% contributed by the employee. The match is discretionary and subject to change in subsequent years. There is a six-year graduated vesting schedule whereby the matching contributions are fully vested following six years of service. As members of the highly compensated group, to satisfy applicable tax-qualified nondiscrimination tests, the senior executives are generally limited to a 7% deferral and a maximum match of $11,500.

Effective January 1, 2009 the discretionary match was reduced from 100% of the first 5% contributed by the employee to 100% of the first 2% contributed by the employee. On March 23, 2009 the discretionary match was suspended as part of the Company’s efforts to reduce costs in light of the Company’s difficult operating environment.

Income Deferral Plan

To provide a comprehensive and competitive total rewards package, Schawk also offers a non-qualified retirement plan to highly compensated employees (as defined by the IRS). Because of certain 401(k) limits imposed by the Internal Revenue Code, the plan allows eligible participants to defer up to $25,000 annually on a tax-deferred basis irrespective of the 401(k) limitations. The plan was administered to meet the provisions of the American Jobs Creation Act of 2004 including Section 409A compliance. None of the currently serving named executive officers presently participate in this plan.

Life Insurance

The Company maintains life insurance policies for Messrs. Schawk and Sarkisian. These policies are designed to encourage these executives to remain in the service of the Company. The policies provide each executive’s beneficiary with a cash payment in the event the executive terminates service as a result of his death. For each policy, the portion of the annual premium due under the policy that can be attributed to benefits payable to a beneficiary designated by the executive is treated as taxable compensation by the executive. As of December 31, 2008, under the policies, Mr. Schawk’s beneficiary would be entitled to an estimated death benefit of $2,443,525 and Mr. Sarkisian’s beneficiary would be entitled to receive an estimated death benefit of $618,446.

Arrangements upon Termination of Service

The Company provides a severance pay plan for all U.S. based full time employees, including senior executive officers, but excluding members of a collective bargaining unit. Under the terms of the Company’s incentive plan, the terms of the agreements underlying awards made to named executive officers and, with respect to Mr. Cunningham, his employment agreement, outstanding stock options, restricted stock and performance awards may become exercisable, vested or payable in the event of death, disability, retirement and certain other terminations of service, as well as in the event of a change in control. In addition, Mr. Schawk and Mr. Cunningham (and/or each officer’s respective beneficiaries) are entitled to certain payments upon death, disability or in an event of a change in control under each officer’s employment agreement. Please refer to “Executive Compensation — Potential Payments Upon Termination or Change in Control” and the related tables and footnotes for additional information concerning severance arrangements.

The Company provides severance and retirement benefits to facilitate the Company’s ability to attract and retain executives as the Company competes for talent in a marketplace where such protections are commonly offered. The Committee believes that the provision of severance arrangements under its incentive plan with change-in-control compensation protection provisions encourages employees to remain focused on the Company’s business in the event of rumored or actual fundamental corporate changes.

As of May 31, 2008, the Company and Mr. Patterson entered into a separation agreement in connection with Mr. Patterson’s resignation as Chief Financial Officer. The material terms of the separation agreement are provided under “Executive Compensation — Employment Agreements.” In light of prior service to the Company, Mr. Patterson received a cash severance amount in excess of what he would have been entitled to under the Company’s severance pay plan. The terms of Mr. Patterson’s severance agreement governing the treatment of his unvested, outstanding LTI awards were consistent with terms of those awards, which by their terms were forfeited upon separation from the Company, and no discretion was exercised by the Committee with respect to Mr. Patterson’s outstanding awards except with respect to 4,100 shares of restricted stock, which were permitted to continue to remain outstanding and will vest on August 8, 2009.

Accounting and Tax Considerations

The Company believes it has structured its compensation program to comply with Internal Revenue Code Sections 162(m) and 409A as currently in effect.

Compensation Committee Report

The Option/Compensation Committee of the Board of Directors of the Company oversees the Company’s compensation program on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth in this document and to be included in the Company’s proxy statement for its annual meeting of stockholders.

In reliance on the review and discussions referred to above, the Option/Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company’s proxy statement in connection with the Company’s 2009 Annual Meeting of Stockholders, to be filed with the Securities and Exchange Commission.

This report is submitted by the members of the Company’s Option/Compensation Committee.

Judith W. McCue
John T. McEnroe
Hollis W. Rademacher
Leonard S. Caronia

The Compensation Committee Report shall not be deemed incorporated by reference by any general statement incorporating by reference this document into any filing under the Securities Act of 1933, as amended (the “Securities Act”) or under the Exchange Act except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below sets forth certain information for fiscal years 2006, 2007 and 2008 with respect to the annual cash and non-cash compensation earned by: (i) the President and Chief Executive Officer (the principal executive officer); (ii) individuals who served as the Company’s Chief Financial Officer during 2008 (each a principal financial officer); and (iii) other executive officers of the Company who were the most highly compensated executive officers of the Company as of the end of 2008 (collectively, the “named executive officers”) for services rendered in all capacities to the Company.

Summary Compensation Table

									Change in
									Pension Value
									&
									Nonqualified
								Non-Equity	Deferred	All Other
				Stock		Option		Incentive Plan	Compensation	Compen-
Name and			Bonus(1)	Awards(2)		Awards(3)		Compensation(4)	Earnings	sation(5)		Total
Principal Position	Year	Salary ($)	($)	($)		($)		($)	($)	($)		($)

David A. Schawk	2008	595,000	—	204,352		76,800		—	—	28,477		904,629
President and CEO	2007	575,000	258,750	94,404		96,929		343,800	—	27,576		1,396,459
	2006	575,000	258,750	11,369		167,452		434,760	—	26,709		1,474,040
A. Alex Sarkisian	2008	440,000	—	73,748		130,342		—	—	24,871		668,961
Executive Vice President	2007	415,000	166,000	41,948		108,791		47,750	—	24,318		803,807
and Chief Operating Officer	2006	390,000	156,000	9,507		121,537		60,383	—	23,705		761,132
James J. Patterson	2008	173,354	—	5,672	(7)	(5,233	)(8)	—	—	97,088	(9)	270,881
Former Senior Vice	2007	295,000	118,000	41,948		108,791		47,750	—	21,450		632,939
President and Chief	2006	286,384	114,554	9,507		121,537		60,383		21,200		613,565
Financial Officer(6)
Timothy J. Cunningham	2008	281,935	156,170	19,328		19,766		—	—	—		477,199
Executive Vice President and Chief Financial Officer (10)

(1)	See “Compensation Discussion and Analysis — Principal Elements of the Company’s Senior Executive Compensation — Annual Bonus” for a description of the Company’s annual bonus award opportunity. For Mr. Cunningham, bonus includes a $125,000 cash award earned in 2008 pursuant to the terms of his employment agreement that was paid in January 2009. See “Compensation Discussion and Analysis — Annual Bonus” for a discussion of this award. The remaining amount for Mr. Cunningham consists of bonus amounts earned prior to his appointment as Executive Vice President and Chief Financial Officer.

(2)	Represents the dollar amount of expense recognized for financial statement reporting purposes in each year, as applicable, attributable to restricted stock grants in accordance with SFAS 123R but with no discount for estimated forfeitures. Stock awards are valued using the closing market price of our common stock on the grant date. Assumptions used in the calculation of these amounts are included in Note 17 to the Company’s audited financial statements in its Form 10-K for each of the fiscal years ended December 31, 2008, 2007 and 2006.

(3)	Represents the dollar amount of expense recognized for financial statement reporting purposes in each year, as applicable, attributable to stock options in accordance with SFAS 123R but with no discount for estimated forfeitures. Assumptions used in the calculation of these amounts are included in Note 17 to the Company’s audited financial statements in its Form 10-K for each of the fiscal years ended December 31, 2008, 2007 and 2006.

(4)	Represents cash settlement of long-term performance awards following the completion of the applicable performance period. For the 2006 award amounts shown, the performance period commenced on July 1, 2005 and ended on December 31, 2006. For the 2007 award amounts shown, the performance period commenced on July 1, 2005 and ended on December 31, 2007. For the 2008 award amounts shown, the performance period commenced on January 1, 2006 and ended on December 31, 2008. See “Compensation Discussion and

Analysis — Principal Elements of Compensation — Long-Term Incentives — Performance Awards” for a description of the terms and calculation methodology for these awards.

(5)	For 2008 for Messrs. Schawk and Sarkisian, these amounts represent the actual costs paid for the following: auto allowance ($10,200), matching contributions to the Company’s 401(k) plan ($11,500) and life insurance premiums ($6,777 for Mr. Schawk and $3,171 for Mr. Sarkisian). No amounts have been included for personal use of corporate aircraft during 2008 for which the Company received full reimbursement. The Company has a fractional interest in a corporate aircraft for business purposes. The Company allows limited personal use of the aircraft by certain named executive officers and directors so long as such use does not interfere with the availability and use of the aircraft for business purposes, and in each case so long as all incremental costs of such personal use are borne by the executive.

(6)	Mr. Patterson resigned as Senior Vice President and Chief Financial Officer effective May 31, 2008. A portion of the salary earned in 2008 represents payments to Mr. Patterson under a consulting arrangement following his resignation. See “Employment Agreements — Separation Agreement with James Patterson” below.

(7)	In accordance with Mr. Patterson’s separation agreement, unvested options to purchase an aggregate 28,667 shares of common stock were forfeited as of May 31, 2008.

(8)	In accordance with Mr. Patterson’s separation agreement, 3,800 shares of restricted stock were forfeited as of May 31, 2008.

(9)	Amount shown for Mr. Patterson under “All Other Compensation” includes severance of $73,750, 401(k) matching contributions of $11,500, amounts paid in respect of an auto allowance, and outplacement services and certain medical benefits pursuant to Mr. Patterson’s severance agreement.

(10)	Mr. Cunningham commenced service with the Company on March 28, 2008 and was appointed Executive Vice President and Chief Financial Officer on September 18, 2008. The compensation disclosed for Mr. Cunningham includes amounts earned since March 28, 2008.

Plan-Based Award Grants in Last Fiscal Year

The following table provides information regarding stock, option and cash-based awards made to each named executive officer in 2008.

					All Other	All Other
					Stock	Option			Grant
					Awards:	Awards:	Exercise	Closing	Date Fair
		Estimated Future Payouts Under			Number of	Number of	or Base	Market	Value of
		Non-Equity Incentive Plan			Shares of	Securities	Price of	Price on	Stock and
		Awards(1)			Stock or	Underlying	Option	Grant	Option
	Grant	Threshold	Target	Maximum	Units(2)	Options	Awards	Date	Awards
Name	Date	($)	($)	($)	(#)	(#)	($/Sh)	($/Sh)	($)

David A. Schawk	3/20/2008	147,000	588,000	882,000	21,895	16,499	15.84	15.84	438,667
A. Alex Sarkisian	3/20/2008	32,000	128,000	192,000	6,386	28,874	15.84	15.84	261,895
Timothy J. Cunningham	9/18/2008	—	—	—	12,500	31,250	16.14	16.14	408,065
James J. Patterson	—	—	—	—	—	—	—	—	—

(1)	These values represent estimated possible payouts under cash-based performance awards for the 2008-2010 performance period. See “Compensation Discussion and Analysis — Principal Elements of Compensation — Long-Term Incentives” and “Compensation Discussion and Analysis — Other Compensation and Benefit Arrangements — Arrangements upon Termination of Service” for a discussion of the terms of these awards.

(2)	Shares under this column represent shares of restricted stock that cliff-vest three years from the date of grant. See “Compensation Discussion and Analysis — Principal Elements of Compensation — Long-Term Incentives” and “Compensation Discussion and Analysis — Other Compensation and Benefit Arrangements — Arrangements upon Termination of Service” for a discussion of the terms of the restricted stock.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for each named executive officer the number of shares of common stock subject to outstanding equity awards and the value of such awards that were unexercised or that have not vested at December 31, 2008.

Outstanding Equity Awards as of December 31, 2008

Option Awards					Stock Awards
						Market
	Number of	Number of			Number of	Value of
	Securities	Securities			Shares or	Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option		Stock that	Stock that
	Options	Options	Exercise	Option	Have Not	Have Not
	(#)	(#)	Price	Expiration	Vested	Vested
Name	Exercisable	Unexercisable(1)(2)	($)	Date	(#)(1)(3)(4)	($)

David A. Schawk	14,477	—	9.4375	02/23/2009
	30,719	—	7.6250	02/22/2010
	100,000	—	8.9000	02/27/2011
	120,000	—	9.6100	03/05/2012
	160,000	—	9.2200	02/27/2013
	170,000	—	14.2500	03/02/2014
	100,000	—	18.7250	04/07/2015
	8,133	4,067	17.4300	08/08/2016	4,900	56,154
	4,500	9,000	18.4700	03/23/2017	13,800	158,148
	—	16,499	15.8400	03/20/2018	21,895	250,917
A. Alex Sarkisian	27,176	—	9.4375	02/23/2009
	13,072	—	7.6250	02/22/2010
	45,000	—	8.9000	02/27/2011
	60,000	—	9.6100	03/05/2012
	60,000	—	9.2200	02/27/2013
	70,000	—	14.2500	03/02/2014
	70,000	—	18.7250	04/07/2015
	13,600	6,800	17.4300	08/08/2016	4,100	46,986
	7,533	15,067	18.4700	03/23/2017	3,800	43,548
	—	28,874	15.8400	03/20/2018	6,386	73,184
James J. Patterson	23,700		9.4375	02/23/2009
	19,200		7.6250	02/22/2010
	35,000		8.9000	02/27/2011
	50,000		9.6100	03/05/2012
	50,000		9.2200	02/27/2013
	70,000		14.2500	03/02/2014
	70,000		18.7250	04/07/2015
	6,800		17.4300	08/08/2016	4,100	46,986
	7,533		18.4700	03/23/2017
Timothy J. Cunningham	—	31,250	16.1400	09/18/2018	12,500	143,250

(1)	See “Compensation Discussion and Analysis — Principal Elements of Compensation — Long-Term Incentives” for a discussion of vesting schedules and other terms of restricted stock awards and stock options.

(2)	The vesting dates of the respective stock options held at December 31, 2008 that were unexercisable are summarized as follows: (i) for the remaining unvested options from the grant that expires on August 8, 2016, all will vest on August 8, 2009, (ii) for the remaining unvested options from the grant that expires on March 23, 2017, approximately 50% vest on March 23, 2009 and 50% vest on March 23, 2010, (iii) for the options that expire on March 20, 2018, 33% vest on March 20, 2009, 33% vest on March 20, 2010 and 34% vest on March 20, 2011 and (iv) for the options that expire on September 18, 2018, 33% vest on September 18, 2009, 33% vest on September 18, 2010 and 34% vest on September 18, 2011.

(3)	The vesting dates of the respective unvested stock awards held at December 31, 2007 are summarized as follows: For Mr. Schawk, 4,900 shares cliff-vest on August 8, 2009, 13,800 shares cliff-vest March 23, 2010 and 21,895 shares cliff-vest on March 20, 2011; for Mr. Sarkisian, 4,100 shares cliff-vest on August 8, 2009, 3,800 shares cliff-vest on March 23, 2010 and 6,386 shares cliff-vest on March 20, 2011; for Mr. Patterson, 4,100 shares cliff-vest on August 8, 2009; and for Mr. Cunningham, 12,500 shares cliff-vest on September 18, 2011.

(4)	Holders of unvested restricted stock awards accrue dividends and may exercise voting rights as if the underlying shares were beneficially owned by the named executive officer.

2008 Option Exercises and Stock Vested

The following table shows the number of stock option awards exercised by each named executive officer in 2008 and the value realized on exercise.

	Option Awards		Stock Awards
	Number of		Number of Shares
	Shares Acquired	Value Realized on	Acquired on	Value Realized on
	on Exercise	Exercise(1)	Vesting	Vesting
Name	(#)	($)	(#)	($)

David A. Schawk	19,690	63,040	—	—
A. Alex Sarkisian	5,824	18,826	—	—
Timothy J. Cunningham	—	—	—	—
James J. Patterson	7,100	40,275	—	—

(1)	Represents the aggregate dollar amount realized by the named executive officer upon exercise of one or more stock options during 2008. The dollar amount reported represents the number of shares acquired on exercise multiplied by the difference between the market closing price of our common stock on the exercise date and the exercise price of the option.

2008 Non-Qualified Deferred Compensation

The following table summarizes information about non-qualified deferred compensation contributions and distributions made during 2008 with respect to the Company’s named executive officers:

	Executive		Aggregate
	Contributions in	Registrant	Earnings	Aggregate	Aggregate Balance
	Last Fiscal	Contributions in	in Last	Withdrawals /	at Last Fiscal
	Year(1)	Last Fiscal Year	Fiscal Year	Distributions	Year-End
Name	($)	($)	($)	($)	($)

James J. Patterson	21,654	$0	(46,357)	$0	75,253

(1)	See “Compensation Discussion and Analysis — Other Compensation and Benefit Arrangements — Income Deferral Plan” for a description of the terms of Company’s income deferral plan for executive officers. Mr. Patterson is entitled to distribution of the aggregate balance under the plan as of June 30, 2009 on July 31, 2009.

Employment Agreements

None of the Company’s named executive officer’s employment is subject to a written employment agreement, except David A. Schawk and Timothy J. Cunningham.

Agreements with David Schawk and Clarence Schawk.  The Company is party to amended and restated employment agreement, effective as of October 1, 1994, with David A. Schawk, which provides for an initial employment term of 10 years (through December 31, 2004), with one-year extensions thereafter unless terminated by either the Company or the executive. The employment agreement provides for an annual salary, cash bonus and an annual grant of stock options. The terms governing the annual salary, bonus and equity compensation amounts in the employment agreement for Mr. Schawk have been superseded by the new compensation parameters adopted in 2005 as further described under “Compensation Discussion and Analysis.”

Clarence W. Schawk and the Company also are party to an employment agreement with terms similar to the agreement with David A. Schawk. Clarence W. Schawk elected to receive a base salary of $50,000 for the calendar year 2008 although his employment agreement permits a higher annual base salary amount. Additionally, for 2008, Clarence Schawk waived receipt of the cash and stock option bonus amounts to which he was entitled under the terms of his agreement. The Company has a deferred compensation agreement with Clarence Schawk dated June 1, 1983, which was ratified in his restated employment agreement. No amounts currently are being deferred. The Company had deferred compensation liability equal to $815,000 at December 31, 2008 and December 31, 2007.

The agreements permit termination by the Company “for cause,” as defined in the agreements, at any time prior to a change in control. Under the terms of the employment agreements, if the Company chooses to terminate either executive without cause (as defined in the agreements) prior to a change in control (as defined in the agreements), he will be entitled to receive severance in the amount of his base salary provided for in the agreement for four years following termination. Following a change in control, each agreement provides that the Company shall have no further right to terminate either executive’s employment without cause.

Each agreement also contains certain noncompetition and nonsolicitation provisions that prohibit the executive from soliciting or rendering services to clients of the Company or rendering services to certain competitors of the Company for a two-year period after termination without the consent of the Company.

Employment Agreement with Timothy Cunningham.  In connection with Mr. Cunningham’s appointment, the Company entered into an employment agreement with Mr. Cunningham, effective as of September 18, 2008. The terms of the agreement provide for an annual base salary of $375,000, which may be increased from time to time; an award of 12,500 shares of restricted common stock and options to purchase 31,250 shares of common stock, each of which cliff-vest three years from the effective date of the agreement; and the opportunity to earn a cash bonus of $125,000, payable in January 2009, upon the achievement of certain performance goals and objectives mutually agreed to by Mr. Cunningham and the Company. In addition, effective January 1, 2009, Mr. Cunningham was eligible to participate in the Company’s existing annual and long-term incentive programs, including awards of cash and equity that may be granted from time-to-time under the Company’s long-term incentive plan.

Under the agreement, Mr. Cunningham’s employment may be terminated by the Company at any time with or without “cause,” as defined in the agreement, upon his death or upon his “disability,” as defined in the agreement, and may be terminated by Mr. Cunningham upon his resignation with or without “good reason,” as defined in the agreement. In the event the Company terminates Mr. Cunningham for cause, or if he resigns without good reason, he would be entitled to earned but unpaid salary and certain benefits accrued during the term of his employment. If Mr. Cunningham chooses to resign with good reason, or if the Company terminates his employment without cause, he also will be entitled to receive an amount equal to one times his then-current base annual salary; a pro rata bonus based on the target bonus amount for the year in which the termination occurs; immediate accelerated vesting of unvested equity and other awards issued under the Company’s long-term incentive plan; and continuation of certain health benefits for up to one year. In the event of Mr. Cunningham’s death or disability, he or his estate will be entitled to earned but unpaid salary and certain benefits accrued during the term of his employment; a pro rata bonus based on the target bonus amount for the year in which the termination occurs; immediate accelerated vesting of unvested equity and other awards issued under the Company’s long-term incentive plan; and continuation of certain health benefits for up to one year.

The agreement contains certain non-competition and nonsolicitation provisions that, subject to certain exceptions, prohibit Mr. Cunningham from becoming involved in any business that competes with the Company or provides similar products and services, and from soliciting any clients or employees of the Company. These non-competition and nonsolicitation provisions remain in effect during the term of the agreement and for a period of one year after the termination of his employment.

Separation Agreement with James Patterson.  Pursuant to the terms of a Separation Agreement and General Release entered into between Mr. Patterson and the Company on May 31, 2008, Mr. Patterson agreed to continue to serve the Company in a consulting capacity to assist with the transition of his responsibilities following his resignation through December 31, 2008. During this transition period, Mr. Patterson was paid a weekly salary of $1,200 and was eligible to participate in the Company’s medical, dental and vision plans. Mr. Patterson also received a severance payment equal to 13 weeks of base salary totaling $73,750 that was payable weekly in equal installments during the transition period. All equity awards that were unvested as of the separation date were forfeited by Mr. Patterson other than 4,100 shares of restricted stock, which will vest on August 8, 2009 as if Mr. Patterson were employed by the Company at that time. The agreement also provides for the reimbursement or payment by the Company for certain outplacement services and medical benefits. As a condition to receipt of the payments under the agreement, Mr. Patterson agreed to certain covenants in connection with the termination of his employment, including non-solicitation provisions for a period of one-year from his termination date.

Compensation Committee Interlocks and Insider Participation

Decisions regarding the cash compensation paid to the Company’s named executive officers, David A. Schawk, Mr. Sarkisian, Mr. Cunningham and Mr. Patterson, were made by the Option/Compensation Committee of the Board of Directors for fiscal year 2008. Awards under the stock incentive plan are administered by the Option/Compensation Committee, which is comprised of Judith W. McCue, John T. McEnroe, Hollis W. Rademacher and Leonard S. Caronia. Mr. McEnroe does not receive cash compensation for services provided as a director of the Company. Messrs. David A. Schawk and Sarkisian participated in the deliberations of the Option/Compensation Committee with regard to the compensation of executive officers other than themselves.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires Directors, certain officers and certain other owners to periodically file notices of changes in beneficial ownership of the Company’s Class A Common Stock with the Securities and Exchange Commission. To the best of the Company’s knowledge, during 2008 all required reports of beneficial ownership were timely submitted, except for a Form 4 filed on May 16, 2008 on behalf of Hollis Rademacher to report an exercise of options on May 13, 2000, as well as beneficial ownership reports required to report certain gifts made by Clarence Schawk and David Schawk to trusts and charitable foundations.

Deductibility of Executive Compensation

The Internal Revenue Code limits the allowable tax deduction that may be taken by the Company for compensation paid to the Chief Executive Officer and the other highest paid executive officers required to be named in the “Summary Compensation Table.” The limit is $1 million per executive per year, although compensation payable solely based on attaining performance goals is excluded from the limitation. The Company believes that all 2008 compensation of executive officers is fully tax deductible by the Company.

Potential Payments upon Termination or Change in Control

The Company has employment agreements with Mr. David A. Schawk and Mr. Cunningham and maintains a severance plan and an incentive plan covering named executive officers that will require the Company to provide incremental compensation in the event of involuntary termination of employment, retirement or a change in control of the Company.

Overview

Employment Agreements.  The Company is party to an amended and restated employment agreement with David A. Schawk and an employment agreement with Mr. Cunningham. See “Executive Compensation — Employment Agreements” for a description of the material terms of the employment agreements. Under each employment agreement, these executives and/or their beneficiaries are entitled to certain payments upon death, disability, termination without cause or in an event of a change in control as further described below. No other named executive officer has a written employment contract with the Company that contains provisions regarding potential payments upon termination or a change in control of the Company.

Severance Pay Plan.  The Company provides a Severance Pay Plan for all U.S.-based full-time employees, including the named executive officers, but excluding members of a collective bargaining unit. The plan allows for three days of severance per year of service up to a maximum of eight weeks severance. Under one year of service equates to five days of severance.

Equity and Cash-based Awards.  Under the terms of the Company’s incentive plan and the terms of the agreements underlying awards made to named executive officers, outstanding stock options, restricted stock and cash-based performance awards (collectively referred to as “LTI awards”) may become exercisable, vested or payable in the event of death, disability, retirement and other terminations of service, as well as in the event of a change in control. These provisions apply to all outstanding LTI awards of the named executive officers except, with respect to Mr. Cunningham, to the extent the employment agreement with Mr. Cunningham provides for different terms. The provisions of the Company’s incentive plan and award agreements with respect to LTI awards are summarized below.

Stock Options.  If a named executive officer terminates employment with the Company for any reason other than “for cause” (as defined in the incentive plan), he forfeits any options that are not yet vested. If employment is terminated for cause, he forfeits all outstanding options. In the event of death during employment, a named executive’s estate can exercise outstanding options to the extent exercisable within three months after his death. In the event of a change in control of the Company, all outstanding options become immediately fully vested and exercisable.

Restricted Stock.  If a named executive’s employment with the Company terminates for any reason, other than for death, disability, or retirement, or in connection with a change in control of the Company, before the third anniversary of the date of grant, shares of restricted stock granted will be forfeited and transferred to the Company. If a named executive’s employment with the Company terminates because of death, disability or retirement, shares of restricted stock will become 100% vested and unrestricted, provided that the executive has continued in the employment of the Company through the occurrence of such event. In the event of a change in control, shares of restricted stock immediately vest and become payable in a prorated amount equal to the portion of the vesting period elapsed through the date of the change in control.

Cash-based Performance Awards.  The treatment of outstanding cash-based performance awards in the event of death, disability, retirement or upon a change in control is described under each such termination scenario below. Termination of employment for any reason other than death, disability, retirement, or upon a change in control of the Company during the performance period or prior to payout of an incentive award will result in forfeiture of the award with no payment to the executive, subject to the discretion of the Option/Compensation Committee.

The following discussion takes each termination of employment scenario — voluntary resignation or retirement, death or disability, termination for cause, termination without cause and a change in control of the Company — and describes the additional amounts, if any, that the Company would pay or provide to each named executive officer or his beneficiaries as a result. Because Mr. Patterson resigned from the Company as a named executive officer in May 2008, no amounts are shown for Mr. Patterson other than under “Voluntary Resignation and Retirement.” The discussion below and the amounts shown reflect certain assumptions made in accordance with SEC rules. These assumptions are that the termination of employment or change in control occurred on December 31, 2008 and that the value of a share of the Company’s common stock on that day was $11.46, the closing price on the New York Stock Exchange on December 31, 2008, the last trading day of 2008.

In addition, in keeping with SEC rules, the following discussion and amounts do not include payments and benefits that are not enhanced by the termination of employment or change in control. These payments and benefits include:

•	benefits accrued under the Company’s tax-qualified 401(k) Plan in which all employees participate;

•	accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company’s salaried employees generally;

•	account balances held under the Income Deferral Plan described under “Compensation Discussion and Analysis”; and

•	stock options, restricted stock and performance awards that have vested and become exercisable or non-forfeitable, as applicable, prior to the employment termination or change in control.

The payments and benefits described above are referred to in the following discussion as the executive officer’s “vested benefits.”

Voluntary Resignation and Retirement

Resignation.  The Company is not obligated to pay amounts over and above vested benefits in the event of employment termination due to voluntary resignation, unless the executive’s age and years of service qualify for special provisions applicable for retirement. In connection with Mr. Patterson’s resignation as Chief Financial Officer as of May 31, 2008, the Company entered into a severance agreement that provided Mr. Patterson with benefits and payments in excess of what he would have been entitled to under the Company’s severance plan. These amounts are included as part of the compensation disclosed in the Summary Compensation Table for Mr. Patterson. See also “Executive Compensation — Employment Agreements” for a description of the severance agreement.

Retirement.  The Company is not obligated to pay amounts over and above vested benefits in the event of retirement other than with respect to outstanding LTI awards. The treatment of options and restricted stock upon retirement is discussed above under “Overview — Treatment of Equity and Cash-based Awards.” With respect to outstanding cash-based performance awards, if a named executive officer retires during a performance period after turning 55 and completing ten complete years of service, he will receive the amount he would have been eligible to receive had he remained employed through the end of the applicable performance period based on the actual performance results of the Company during the performance period but as prorated through the date employment terminated. If a named executive retires after turning 65 and completing twenty-five complete years of service, he will receive the entire amount of the award he would have been eligible to receive had he remained employed through the end of the performance period based on the actual performance results of the Company during the performance period.

None of the Company’s named executive officers qualified under any special retirement provisions of any outstanding long-term incentive awards as of December 31, 2008 except Mr. Sarkisian. If Mr. Sarkisian had retired as of December 31, 2008, under the terms of his performance award and restricted stock award agreements, he would be entitled to the following amounts:

	Performance Award Periods			Restricted Stock
	2006-		2008-	Number of		Total
Name	2008(1)	2007-2009(2)	2010(2)	Shares(3)	Value	Value

A. Alex Sarkisian	—	$57,867	$42,667	14,286	$163,718	$264,252

(1)	Amount represents the value that would be payable based on the Company’s actual performance results at the end of this performance period. No award was payable for the 2006-2008 performance period due to performance below the minimum threshold level of achievement. See “Compensation Discussion and Analysis — Long-Term Incentives — Performance Awards” for further detail of these amounts.

(2)	Amounts represent the potential value that would be payable based on the Company meeting the target level of achievement at the end of each applicable performance period, as prorated from the beginning of the performance period through December 31, 2008, the assumed date of retirement. In the event of retirement, the terms of the award require payout based on the actual performance results of the Company at the end of the performance period. For purposes of this calculation, Company performance at target level of achievement is assumed.

(3)	Upon retirement, all outstanding shares of restricted stock become 100% vested and unrestricted.

Death or Disability

David Schawk.  Under the terms of Mr. Schawk’s employment agreement, in the event of Mr. Schawk’s death, the Company is obligated to pay to his beneficiaries an amount equal to his annual salary each year for a period of ten years measured from the date of death. As of December 31, 2008, based on Mr. Schawk’s 2008 base salary, this amount would be $595,000 per year. Mr. Schawk or his beneficiaries also would be entitled to amounts under “Life Insurance” and “Treatment of LTI Awards” below.

In the event Mr. Schawk becomes totally and permanently disabled, the Company may determine the amount of disability income to pay Mr. Schawk and the duration of the payments, provided that the amount and duration of the disability payments is not less than 50% of his monthly base salary prior to becoming disabled per month for the remainder of his life. Based on Mr. Schawk’s 2008 base salary, this amount would be a minimum of approximately $24,792 per month. Mr. Schawk or his beneficiaries also would be entitled to certain amounts under “Treatment of LTI Awards” below.

In the event Mr. Schawk is unable to perform his duties under the employment agreement due to an extended illness or disability (other than a total and permanent disability) that continues uninterrupted for more than 24 months, the Company may terminate Mr. Schawk. In such an event, the Company has agreed to pay Mr. Schawk an amount not less than his last monthly base salary prior to termination for a period of 24 months. Based on Mr. Schawk’s 2008 base salary, this amount would be approximately $49,583 per month.

Timothy Cunningham.  Under the terms of the Mr. Cunningham’s employment agreement, in the event Mr. Cunningham dies or his employment terminates due to a disability, Mr. Cunningham would be entitled to receive (i) a pro-rata portion of his target annual bonus, if any, for the year in which his termination occurs and (ii) immediate vesting of unvested equity and other awards as described under “Treatment of LTI Awards” below. In addition, if COBRA continuation coverage is elected, the Company would be obligated to pay the full cost of his and his dependents’ health insurance premiums for one year following the termination date. Mr. Cunningham did not participate in the Company’s annual bonus program for 2008. The approximate value of the COBRA benefit for 2009 would be $15,523.

Life Insurance.  The Company provides its employees, including its named executive officers, with group life, accidental death and dismemberment, and disability insurance coverage. In addition, the Company maintains life insurance policies for Messrs. Schawk and Sarkisian. The policies provide each executive’s beneficiary with a cash payment in the event the executive terminates service as a result of his death. As of December 31, 2008, under the policies, Mr. Schawk’s beneficiary would be entitled to an estimated death benefit of $2,443,525 and Mr. Sarkisian’s beneficiary would be entitled to receive an estimated death benefit of $618,446.

Treatment of LTI Awards.

Options.  Under the award agreements underlying long-term incentive awards made under the Company’s incentive plan, in the event a named executive officer dies, his vested stock options would remain exercisable for three months following his death but not beyond the original term of the option, except that under the terms of Mr. Cunningham’s employment agreement, vested stock options would remain exercisable for 120 days following his death but not beyond the original term of the option. Additionally, pursuant to the terms of Mr. Cunningham’s employment agreement, any unvested stock option awards would become fully vested and immediately exercisable in the event of his death or disability. At December 31, 2008, Mr. Cunningham had unvested options to purchase 31,250 shares of common stock at an exercise price in excess of the closing price of the Company’s common stock on December 31, 2008.

Restricted stock.  In the event of death or disability of a named executive officer, his unvested restricted stock awards will vest at that time provided that he has continued in the employment of the Company through the date of death or disability. The following table reflects the value of those awards for each of the named executive officers assuming death or disability as of December 31, 2008.

	Unvested Restricted Stock Awards
	Total
	Number	Value
Name	of Shares	($)

David A. Schawk	40,595	465,219
A. Alex Sarkisian	14,286	163,718
Timothy J. Cunningham	12,500	143,250

Performance awards.  In the event of the death of a named executive officer during a performance period (other than Mr. Cunningham), his estate will be entitled to a pro rata portion of each outstanding performance award assuming target level of achievement. In the event of disability of an named executive officer (other than Mr. Cunningham), he will receive the amount, if any, based on the actual performance results of the Company for each applicable performance period but as prorated through the date employment terminated. In the event of Mr. Cunningham’s death or disability during a performance period, the terms of his employment agreement provide that he would be entitled to 100% of the award assuming target level of achievement. The following tables reflect the value of those awards for each named executive officer assuming death or disability as of December 31, 2008.

	Performance Award Periods(1)
	(Death)
Name	2006-2008	2007-2009	2008-2010	Total Value

David A. Schawk	$625,000	$416,666	$196,000	$1,237,666
A. Alex Sarkisian	86,800	57,866	42,666	187,332
Timothy J. Cunningham(2)		—	—	—

(1)	The amounts in this table represent the potential amounts payable under each outstanding cash-based performance award based on the Company meeting the target level of achievement at the end of each applicable performance period, as prorated from the beginning of the performance period through December 31, 2008, the assumed date of death. Payment upon death requires a prorated payout based on the assumption that target level of achievement has been achieved.

(2)	No cash-based performance awards were outstanding for Mr. Cunningham at December 31, 2008.

	Performance Award Periods(1)
	(Disability)
Name	2006-2008(2)	2007-2009	2008-2010	Total Value

David A. Schawk	—	$416,666	$196,000	$612,666
A. Alex Sarkisian	—	57,866	42,666	100,532
Timothy J. Cunningham(3)	—	—	—	—

(1)	Except as disclosed in footnote (2) with respect to the 2006-2008 performance period, amounts in this table represent the potential amounts payable under each outstanding cash-based performance award based on the Company meeting the target level of achievement at the end of each applicable performance period, as prorated from the beginning of the performance period through December 31, 2008, the assumed date of disability. In the event of disability, the terms of the awards require payout based on the actual performance results of the Company at the end of the performance period. For purposes of disability, this table assumes Company performance at target level of achievement.

(2)	Amounts in this column represent potential amounts payable based on the Company’s actual performance results at the end of this performance period, which were below the threshold level of achievement and resulted in no payments to the named executive officers. See “Compensation Discussion and Analysis — Long-Term Incentives — Performance Awards” for further detail of these amounts.

(3)	No cash-based performance awards were outstanding for Mr. Cunningham at December 31, 2008.

Termination for Cause

The Company is not obligated to pay amounts over and above vested benefits if a named executive officer’s employment terminates because of a termination for cause. A named executive officer’s right to exercise vested options expires upon termination for cause. Generally, under the terms of award agreements underlying currently outstanding options, “cause” means, as determined by the Option/Compensation Committee, commission of a felony; dishonesty, misrepresentation or serious misconduct in the performance of the executive’s responsibilities to the Company; unauthorized use of Company trade secrets or confidential information; or aiding a competitor of the Company.

Termination Without Cause

The Company provides a severance plan for all U.S.-based full time employees, including named executive officers, but excluding members of a collective bargaining unit. The plan allows for severance equal to three days pay per year of service to a maximum of eight weeks severance, unless further extended at the Company’s discretion. If Mr. Sarkisian was terminated without cause as of December 31, 2008, the amount payable by the Company would be $40,615. Messrs. Schawk and Cunningham would not receive any amounts under the severance plan upon termination without cause because, in the case of Mr. Schawk, the amount he would be eligible to receive under his employment agreement exceeds his potential severance plan payment amount and, in the case of

Mr. Cunningham, the payments and benefits he would be entitled to pursuant to the terms of his employment agreement supercede the amounts payable under the severance plan.

The employment agreement with Mr. Schawk obligates the Company to pay severance benefits if his employment is terminated by the Company without cause at any time prior to a change in control, as defined in Mr. Schawk’s employment agreement. The Company’s primary obligation under these circumstances would be to provide compensation for a 48-month continuation period based on Mr. Schawk’s base salary. Using Mr. Schawk’s 2008 base salary, Mr. Schawk would be entitled to 48 monthly payments of approximately $49,583 each.

The employment agreement with Mr. Cunningham obligates the Company to pay severance benefits if his employment is terminated by the Company without cause or if Mr. Cunningham resigns with “good reason.” If Mr. Cunningham’s employment terminated as of December 31, 2008 under either event, he would have been entitled to receive (i) severance pay equal to one year of his base salary ($375,000 as of December 31, 2008), (ii) a pro-rata bonus (based on the number of days elapsed in the current bonus measurement period) based on his target bonus for the year in which his termination occurs ($125,000 as of December 31, 2008), (iii) immediate vesting of any then unvested equity and other awards, as described below, and (iv) if COBRA continuation coverage is elected, the Company would be obligated to pay the full cost of his and his dependents’ health insurance premiums for one year following the termination date ($15,523 at 2009 rates). Mr. Cunningham did not participate in the Company’s annual bonus program for 2008.

Other than with respect to Mr. Cunningham, no additional or accelerated vesting of outstanding stock options or restricted stock awards would occur in the event of a termination without cause for any of the named executive officers, nor would any payouts occur under performance awards for which the applicable performance period had not yet completed. The following table reflects the value of Mr. Cunningham’s unvested awards outstanding as of December 31, 2008 that would immediately vest under the terms of his employment agreement if he had been terminated without cause as of December 31, 2008:

	Equity Awards
	Options		Restricted Stock
Name	Number	Value	Number	Value	Total Value

Timothy J. Cunningham	31,250	$0	12,500	$143,250	$143,250

Change in Control

Following a change in control, Mr. Schawk’s agreement provides that the Company shall have no further right to terminate his employment without cause. For purposes of Mr. Schawk’s employment agreement, a change in control generally would occur if any person or group (other than a Schawk family member) directly or indirectly acquired ownership of a majority of the voting power of Company’s common stock, or if a majority of the Company’s board of directors ceases to consist of members recommended or approved by the board of directors.

With respect to all named executive officers other than Mr. Cunningham, in the event of a change in control of the Company (as described below):

•	all outstanding options become immediately fully vested and exercisable;

•	all shares of restricted stock immediately vest and become payable in a prorated amount equal to the portion of the vesting period elapsed through the date of the change in control; and

•	the performance period for each performance award outstanding will lapse and the performance goals associated with a performance award will be deemed to have been met at the maximum level of achievement, and the award will be immediately vested and payable in a prorated amount equal to the portion of the performance period elapsed through the date of the change in control; provided, the committee may determine in connection with the grant of an award as reflected in the applicable award agreement that vesting more favorable to the executive should apply.

With respect to Mr. Cunningham, in the event of a change in control of the Company (as described below):

•	all outstanding options become immediately fully vested and exercisable;

•	all shares of restricted stock immediately vest and become payable; and

•	the performance period for each performance award outstanding will lapse and the performance goals associated with a performance award will be deemed to have been met at the target level of achievement, and 100% of the award will be immediately vested and payable.

The table below summarizes the additional payments the Company would be obligated to make pursuant to outstanding awards made under the Company’s incentive plan if a change in control occurred as of December 31, 2008.

	Performance Awards			Equity Awards
				Options		Restricted Stock
Name	2006-2008(1)	2007-2009	2008-2010	Number(2)	Value(3)	Number(4)	Value(5)	Total Value

David A. Schawk	$0	$625,000	$294,000	29,566	$0	17,787	$203,839	$1,122,839
A. Alex Sarkisian	0	86,800	64,000	50,741	0	7,190	82,392	233,192
Timothy J. Cunningham	—	—	—	31,250	0	12,500	143,250	143,250

(1)	Amounts in this column represent potential amounts payable based on the Company’s actual performance results at the end of this performance period, which were below the threshold level of achievement and resulted in no payments to the named executive officers. See “Compensation Discussion and Analysis — Long-Term Incentives — Performance Awards” for further detail of these amounts.

(2)	Total number of unvested options as of December 31, 2008.

(3)	Difference between $11.46, the closing stock price on December 31, 2008, and the exercise price of each unvested option.

(4)	Prorated number of unvested restricted shares as of December 31, 2008.

(5)	Value of shares based on $11.46, the closing stock price on December 31, 2008.

For purposes of outstanding awards made under the Company’s incentive plan, a change in control would occur upon any of the following events:

•	a person or group acquires 30% or more of the combined voting power of the Company’s common stock, subject to certain exceptions including acquisitions by persons or groups who were holders of 30% or more of the outstanding common stock of the Company as of May 17, 2006;

•	the board of directors ceases to be comprised of at least a majority of the members of the board of directors serving at May 17, 2006 and who joined the board subsequent to that date with the board’s approval or recommendation;

•	upon the consummation of a reorganization, merger or consolidation of the Company, or the sale of substantially all of the Company’s assets, other than transactions in which specified requirements of equity ownership in the successor corporation and in its board composition are met;

•	a transaction that results in the Company or its successor no longer being registered under the Securities Act of 1933; or

•	a complete liquidation or dissolution of the Company.

Unless the named executive officer is terminated without cause in connection with a change in control, no other amounts would have been payable upon a change of control as of December 31, 2008.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the shares beneficially owned as of April 30, 2009 (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding shares of the Company’s common stock; (ii) by each of the Company’s directors; (iii) by each of the Company’s named executive officers; and (iv) by all directors and executive officers as a group. All information with respect to beneficial ownership has been furnished or made available to us by the respective stockholders.

	Outstanding
	Shares		Currently			Percentage of
	Beneficially		Exercisable			Class
Name	Owned(1)***		Options(2)	Total		Outstanding

Directors and Named Executive Officers
Clarence W. Schawk	7,414,766	(4)	100,000	7,514,766		30.0%
Marilyn G. Schawk(3)	7,414,766		—	7,514,766	(5)	30.0
A. Alex Sarkisian**	3,254,603	(6)	356,362	3,610,965		14.3
David A. Schawk(3)**	1,410,016	(7)	703,351	2,113,367		8.2
Timothy J. Cunningham	29,844		—	29,844		*
John T. McEnroe	52,237	(9)	41,650	93,887		*
Judith W. McCue	20,454	(10)	46,650	67,104		*
Hollis W. Rademacher	16,000		46,650	62,650		*
Leonard S. Caronia	4,000		41,650	45,650		*
Michael G. O’Rourke	1,000		11,650	12,650		*
Stanley N. Logan	—		6,650	6,650		*
Other 5% or Greater Stockholders
Rutabaga Capital Management	1,550,710	(11)	—	1,550,710		6.2%
Cathy Ann Schawk(3)(8)	1,915,466		—	1,915,466		7.7
Executive officers and directors as a group (10 persons)	12,194,920		1,354,613	13,549,533		51.5%

*	Less than 1%

**	Denotes a person who serves as a director and who is also a named executive officer.

***	Beneficial ownership is determined in accordance with SEC Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended. At April 30, 2009, the Company had 24,934,265 shares of common stock outstanding.

(1)	Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

(2)	Represents options exercisable within 60 days of April 30, 2009.

(3)	The address for each of the Schawk family members is c/o Schawk, Inc., 1695 South River Road, Des Plaines, Illinois 60018.

(4)	Includes 1,536,348 shares held directly by Mr. Schawk’s wife, Marilyn Schawk; 367,253 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mr. Schawk or his wife has voting and/or investment power; and 3,336,188 shares held in trusts for the benefit of children of Mr. Schawk with respect to which Mr. Schawk’s wife serves as trustee with voting and investment power. Does not include shares beneficially owned by Mr. Schawk’s children, David A. Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of his grandchildren for which neither Mr. Schawk or his spouse serve as trustee.

(5)	Includes 2,274,977 shares (including currently exercisable options to purchase 100,000 shares) held directly by Mrs. Schawk’s husband, Clarence Schawk, and through the Clarence W. Schawk 1998 Revocable Trust, with respect to which Mr. Schawk has sole voting power and investment power; 367,253 shares held by The Clarence & Marilyn Schawk Family Foundation, with respect to which Mrs. Schawk or her husband has voting and/or investment power; and 3,336,188 shares held in trusts for the benefit of children of Mrs. Schawk for which she serves as trustee. Does not include shares beneficially owned by Mrs. Schawk’s children, David A. Schawk, Cathy Ann Schawk, Judith Lynn Gallo and Lisa Beth Stearns, or held in family trusts for the benefit of certain of her grandchildren for which neither Mrs. Schawk nor her spouse serve as trustee.

(6)	Includes 3,184,990 shares held by various Schawk family trusts for the benefit of certain of Clarence W. Schawk’s grandchildren, for which Mr. Sarkisian serves as the trustee, or custodian, with voting and investment power over the shares.

(7)	Includes 58,800 shares held in the David and Teryl Schawk Family Foundation; 475 shares held as custodian; 198,000 shares held in the Teryl Alyson Schawk 1998 Trust; and 804,837 shares held in the David A. Schawk 1998 Trust for which David Schawk serves as trustee with voting and investment power over these shares.

(8)	Ms. Schawk is the daughter of Clarence W. Schawk and sister of David A. Schawk.

(9)	Includes 51,236 shares owned indirectly through his spouse and 1,001 shares held in a retirement trust account.

(10)	Includes indirect ownership of 10,000 shares held in retirement trust accounts.

(11)	Based on information disclosed in a Schedule 13G filed by Rutabaga Capital Management with the Securities and Exchange Commission on February 9, 2009. The mailing address of Rutabaga Capital Management is 64 Broad Street, 3rd floor, Boston, MA 02109.

TRANSACTIONS WITH RELATED PERSONS

Because of the heightened risk of conflicts of interest and the potential, whether real or perceived, for improper valuation, the Company has a policy that the Audit Committee of the Board of Directors approve or disapprove in advance material transactions between the Company and related persons or parties. Related persons or parties include senior officers, directors, director nominees, significant stockholders of the Company, immediate family members of these persons and entities in which one of these persons has a direct or indirect material interest. Material transactions requiring pre-approval by the Audit Committee are those transactions that would be required to be disclosed in the Company’s annual report or proxy statement for the Company’s annual stockholder meetings in accordance with Securities and Exchange Commission rules, though other transactions and conflicts of interest apart from those that require disclosure may, in the best interests of the Company, be determined to require review and approval by the Audit Committee.

The Company’s facility at 1600 East Sherwin Avenue, Des Plaines, Illinois is leased from Graphics IV, Ltd., an Illinois limited partnership, whose partners are the children of Clarence W. Schawk. The amount paid in 2008 under the current lease was approximately $725,000.

During 2008, the Company retained the law firm of Vedder Price P.C., to perform various legal services. John T. McEnroe, one of the Company’s Directors, is a shareholder of that firm. During 2008, McDermott Will & Emery LLP, a law firm in which Ms. McCue, one of the Company’s Directors, is a partner, provided estate planning legal services for certain members of the Schawk family.

The Company is party to an amended and restated registration rights agreement, dated January 31, 2005, with certain Schawk family members and related trusts (collectively, “Schawk Family Holders”). The agreement grants demand registration rights for the shares held by the Schawk Family Holders.

INDEPENDENT PUBLIC ACCOUNTANTS

The Company’s independent registered public accountant for the fiscal year ended December 31, 2008 was Ernst & Young, LLP. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will be available to respond to any appropriate questions raised at the meeting and to make a statement if such representatives so wish. The Audit Committee has not yet selected a firm to serve as the Company’s independent public accountant for the fiscal year ending December 31, 2009, but will do so later this year as the meeting at which such selection takes place has not yet occurred.

Fees for Services Provided by Independent Public Accountants

Fees for all services provided by Ernst & Young LLP for the fiscal years ended December 31, 2008 and 2007 are as follows:

Audit Fees.  Audit fees for 2008 and 2007 related to the audit of the financial statements contained in the Company’s Annual Report on Form 10-K and the Company’s internal controls over financial reporting, reviews of quarterly financial statements contained in the Company’s quarterly reports on Form 10-Q and statutory audits of various subsidiaries totaled approximately $4,009,000 and $3,295,000, respectively.

Audit-Related Fees.  There were no fees for audit-related services in 2008 or 2007.

Tax Fees.  There were no fees for tax services in 2008 or 2007.

All Other Fees.  Other fees for 2008 related to the Company’s ongoing investigation by the SEC and totaled approximately $49,000. There were no fees for other services for 2007.

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. For each proposed service, the independent auditors must provide detailed back-up documentation at the time of approval. The Audit Committee may delegate pre-approval authority to one or more of its members. Such member must report any decisions to the Audit Committee at the next scheduled meeting. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

All of the services provided by the independent auditors described above were pre-approved by the Audit Committee.

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The Company’s Form 10-K for the year ended December 31, 2008 (excluding exhibits unless specifically incorporated by reference therein) and the Company’s Audit Committee Charter, Code of Ethics and Corporate Governance Guidelines are available free of charge on the Company’s website at www.schawk.com or upon request to A. Alex Sarkisian, Esq., Corporate Secretary, at Schawk, Inc., 1695 South River Road, Des Plaines, Illinois 60018, (847) 827-9494.